Exhibit 99.24

Consent of Keith Boyle

The undersigned hereby consents to being named as having approved the disclosure of certain scientific and technical information contained or incorporated by reference in, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2025 of New Found Gold Corp.

/s/ Keith Boyle
By: Keith Boyle, P.Eng.

Date: March 25, 2026